CM Life Sciences III Inc.

c/o Corvex Management LP

667 Madison Avenue

New York, New York 10065

April 5, 2021

VIA EDGAR

Jeffrey Kauten

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CM Life Sciences III Inc.
Registration Statement on Form S-1
Filed February 25, 2021 as amended
File No. 333-253475

Dear Mr. Kauten:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, CM Life Sciences III Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on April 6, 2021, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 to provide notice of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

CM Life Sciences III Inc.

By:	/s/ Brian Emes
Name: Brian Emes Title: Chief Financial Officer and Secretary

cc:	Colin Diamond, White & Case LLP
Joel Rubinstein, White & Case LLP

cc:	Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request]